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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                              1-15597
                                                     --------------------------
                                                     SEC FILE NUMBER

                                                            515097 10 3
                                                     --------------------------
                                                     CUSIP NUMBER

[  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [ x ] Form 10-Q [  ] Form N-SAR

         For the period ended:  June 30, 2001
                                -------------

         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR

         For the transition period ended:_____________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         NOTHING IN THE FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: THIS FILING RELATES TO THE ENTIRE FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2001.


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PART I - REGISTRANT INFORMATION


FULL NAME OF REGISTRANT:   LandStar, Inc.

FORMER NAME IF APPLICABLE:

ADDRESS OF PRINCIPAL EXECUTIVE
OFFICE (STREET AND NUMBER):             15825 N. 71st Street, Suite 205

CITY, STATE AND ZIP CODE                Scottsdale, AZ  85254



PART II - RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [ x ]         (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K or
                           Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

EXPLANATION:

         The Form 10-QSB for LandStar, Inc. (the "Company") has been accumulated and has been sent to the Company's external auditors for their review. The auditors do not feel that they have been given adequate time to review the entire package. Two major transactions occurred



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subsequent to the close of the quarter, and they need time to analyze both actions to ensure that the plant closing and the new credit facility have been properly disclosed in the document.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Michael F. Jones - (480) 368-2245

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify the reports.

                                           [ x ] Yes       [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [ x ] Yes       [   ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPLANATION OF ANTICIPATED CHANGE:

         The results of operations for the three months and six months ended June 30, 2001 will differ significantly from those results of the same time periods of the prior year. In prior years, the Company was classified as a development stage entity. Therefore, it had zero revenue, four employees and all costs were research and development or general and administrative. They were erecting a mixing facility in Dayton, Ohio in the first six months of 2000 and it was not operational as of June 30, 2000. The Company also started adding personnel (mainly executive level) in August of 2000. Those wages are not in the operating results through June 30, 2000 but are in the results for the same period ended in 2001. On January 8, 2001, the Company purchased all of the outstanding stock of PolyTek Rubber and Recycling, Inc. ("PolyTek") and moved from being a development state company to being a true operating entity. For the six months ended June 30, 2000, the Company reported a net loss of $1,005,038. For the six months ended June 30, 2001, the Company alone will report $2,252,224 in losses and with PolyTek consolidated that loss would be approximately $5,014,967.


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         LandStar, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized .


Date:  August 15, 2001               /s/ Michael F. Jones
                                     ------------------------------------------
                                     Michael F. Jones, Vice President and Chief
                                     Financial Officer